DigiCurve, Inc.
                    2764 Lake Sahara Drive, Suite 111
                         Las Vegas, NV 89117
            Telephone: (702) 851-5424 / Fax: (702) 838-5130


January 27, 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   DigiCurve, Inc. - Request for Acceleration of Effective Date
        Registration Statement on Form SB-2/A1 Filed January 20, 2006 File No. 333-130471

To Whom It Concerns;

We appreciate your consideration and assistance in our Company's recent SB-2 filings. With our recent filing of the amended Form SB-2, and a few days for the Commission staff to review the requisite minor changes, we hereby request that the Commission accelerate the effective date of our registration statement to be January 31, 2006.

In our requesting such acceleration of the effective date, we hereby acknowledge that:

 - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

DigiCurve, Inc.

/s/ John Paul Erickson
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John Paul Erickson
President